U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                          COMMISSION  FILE  NO.     000-28007
                                                                    ---------

[ X] FORM 10-K   [  ]FORM 20-F [  ]FORM 11-K  [  ]FORM 10-Q  [  ]FORM  N-SAR

FOR  PERIOD  ENDED:     DECEMBER  31,  1999
                       ----------------------------------

[  ]     TRANSITION  REPORT  ON  FORM  10-K
[  ]     TRANSITION  REPORT  ON  FORM  20-F
[  ]     TRANSITION  REPORT  ON  FORM  11-K
[  ]     TRANSITION  REPORT  ON  FORM  10-Q
[  ]     TRANSITION  REPORT  ON  FORM  N-SAR

FOR  THE  TRANSITION  PERIOD  ENDED:___________________________________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     IF  THE  NOTIFICATION  RELATES  TO  A  PORTION OF THE FILING CHECKED ABOVE,
IDENTIFY  THE  ITEM(S)  TO  WHICH  THE  NOTIFICATION  RELATES:

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PART  I-REGISTRANT  INFORMATION
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          FULL  NAME  OF  REGISTRANT:     GOLFGEAR  INTERNATIONAL,  INC.
                                          ------------------------------

          FORMER  NAME  IF  APPLICABLE:   N/A
                                          ------------------------------

          ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICE  (STREET  AND  NUMBER)

                                          12771 PALA DRIVE
                                          ------------------------------

     CITY,  STATE  AND  ZIP  CODE:        GARDEN GROVE, CALIFORNIA 92841
                                          ------------------------------

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PART  II-RULES  12B-25  (B)  AND  (C)
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IF  THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE
AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE.)

[  ]     (A)     THE  REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS
                 FORM  COULD  NOT  BE ELIMINATED  WITHOUT  UNREASONABLE  EFFORT
                 OR EXPENSE;

[ X]     (B)     THE  SUBJECT  ANNUAL  REPORT, SEMI-ANNUAL REPORT, TRANSITION
                 REPORT  ON  FORM  10-K, FORM  20-F, 11-K OR FORM N-SAR, OR
                 PORTION THEREOF WILL BE FILED ON OR BEFORE  THE FIFTEENTH
                 CALENDAR  DAY  FOLLOWING  THE  PRESCRIBED  DUE DATE; OR THE
                 SUBJECT  QUARTERLY REPORT  OR  TRANSITION REPORT ON FORM 10-Q,
                 OR PORTION THEREOF WILL BE FILED  ON  OR BEFORE  THE  FIFTH
                 CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[  ]     (C)     THE  ACCOUNTANT'S  STATEMENT  OR OTHER EXHIBIT REQUIRED BY RULE
                 12B-25(C)  HAS  BEEN ATTACHED  IF  APPLICABLE.

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PART  III-NARRATIVE
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STATE  BELOW  IN  REASONABLE DETAIL THE REASONS WHY FORM 10-K, 20-F, 11-K, 10-Q,
N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED PERIOD.

Additional  time  is  required  to  complete  comparative  analysis.

                            SEE ATTACHMENT A     (ATTACH EXTRA SHEETS IF NEEDED)


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PART  IV-OTHER  INFORMATION
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     (1)     NAME  AND  TELEPHONE  NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
             NOTIFICATION:

             GARY C. WYKIDAL     714           751-8505
             ---------------     ---           --------
             (NAME)          (AREA CODE)     (TELEPHONE NUMBER)
             ------          -----------     ------------------

     (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
                                                   [ X ]     YES     [  ]     NO

     (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                   [ X ]     YES     [  ]     NO
SEE  ATTACHMENT  B
     IF SO: ATTACH THE EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

                          GOLFGEAR INTERNATIONAL, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                  --------------------------------------------

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

DATE:      MARCH  29,  2000          BY:     /S/  ROBERT  N.  WEINGARTEN
           ------------------------              ------------------------
                                                 CHIEF FINANCIAL OFFICER



INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


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                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS  (SEE  18  U.S.C.  1001).

                            ATTACHMENTS  TO  FORM  12B-25


ATTACHMENT  A
-------------

The Company has incurred a delay in completing the information required to be included in its December 31, 1999 Form 10-KSB Annual Report. The Company expects to complete and file the December 31, 1999 Form 10-KSB Annual Report by April 14, 2000.




ATTACHMENT  B
-------------

The Company expects to report sales and net loss of approximately $2,300,000 and ($1,327,000), respectively, for the year ended December 31, 1999, as compared to sales and net loss of approximately $1,244,000 and ($2,730,000), respectively, for the year ended December 31, 1998.